BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

September 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Amendment No. 5 to Registration Statement on Form S-1

File No. 333-276557

Filed on August 30, 2024

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 5 to Registration Statement on Form S-1 on August 30, 2024 as set forth in the Staff’s letter dated September 16, 2024 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 6 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

From S-1/A Filed August 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.

We note from your income statement for the three months ended June 30, 2024, the company did not recognize any revenues or costs of products sold. In this regard, please explain to us why it appears the company has ceased revenue generating activities during the most recent quarter ended June 30, 2024 and revise your MD&A disclosures to include discussion of any material changes in your financial condition and results of operations that have resulted from the ceasing these activities. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of your company and should focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations. Refer to the disclosure requirements of Item 303 of Regulation S-K.

Response: We respectfully advise the Staff that our pause of revenue generating activities was a strategic decision made by the Company. This decision was made to focus our efforts on expanding and launching a comprehensive product line across all 27 states of Brazil. This expansion includes launching 61 new complementary products under the Knorr brand, which we have licensed from Unilever, and these 61 new complementary products are expected to launch by the end of 2024.

Our strategic pause in revenue generating activities was not indicative of a halt in total operations, but rather a strategic realignment of resources aimed at expanding and enhancing our product portfolio, enabling us to offer a broader range of products that better meet market demands. By temporarily reducing sales activities, the Company aims  to streamline its product offerings, improve cost efficiencies, and maximize the impact of the nationwide launch of our new products.

We expect this strategic pause in revenue generating activities will drive our long-term growth and profitability by reducing execution costs at points of sale and optimizing logistics benefits through more efficient use of our 14 distribution centers. We believe our approach will result in improved margins and a stronger market presence, making our Company more competitive in the national market.

Further, we have updated relevant MD&A disclosures included in the Amended Registration Statement to include discussion of the factors influencing our financial performance and the strategic rationale behind our recent temporary cessation of revenue generating activities.

BRB Foods Inc. Notes to Consolidated Financial Statements

Note 16 – Convertible Note, page F-22

2.	Your disclosure under Note 16 indicates there is a 2023A, 2023B and 2024C Convertible Note. Elsewhere in your filing, you indicate there is a 2023A, 2023B, 2023C and 2024 Convertible Note. Please revise this inconsistency.

Response: We respectfully advise the Staff that we have revised disclosures in Note 16 to the financial statements included on pages F-21 and F-22 of the Amended Registration Statement to clarify there were 2023A, 2023B, 2023C and 2024 Convertible Note Offerings closed in the relevant periods.

Exhibits

Exhibit 5.1, page II-3

3.	We note that the legal opinion opines as to 2,500,000 shares of common stock of the Company. We further note that your registration statement indicates you are offering 2,600,000 shares of common stock, as well as an additional 390,000 shares of common stock, subject to the underwriters' option to purchase additional shares. Please have counsel revise the legal opinion to opine as to the full number of shares being registered or advise.

Response: We respectfully advise the Staff that we have filed an updated legal opinion exhibit with the Amended Registration Statement which opines as to 2,600,000 shares of common stock, as well as an additional 390,000 shares of common stock, subject to the underwriters’ over-allotment option, which collectively amount to the full number of shares being registered.

4.	We note that counsel has opined that the shares being offering by the selling shareholders will be duly and validly issued and authorized, fully paid and non-assessable. Please have counsel revise to state that the resale shares are duly and validly issued and authorized, fully paid and non-assessable. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have filed an updated legal opinion exhibit with the Amended Registration Statement which includes counsel stating the resale shares are duly and validly issued and authorized, fully paid, and non-assessable.

Exhibit 23.1, page 1

5.	Please revise your Consent of Independent Registered Public Accounting Firm exhibit, in your next amendment, to include the name of the public accounting firm.

Response: We respectfully advise the Staff that we have filed a Consent of Independent Registered Public Accounting Firm exhibit with the Amended Registration Statement which includes the name of the public accounting firm.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP